Full Year 2009 Results Investor Memo

29 March 2010

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Market Capitalization

(As at 31 December 2009)

IDR 25,54  trillion

Issued Shares

5,433,933,500

Share Price (IIT:NYSE)

(As at 31 December 2009) US$25.11

Hi/Lo (12 mo) US$30.37/US$16.74

Share Price (ISAT:IDX)

(As at 31 December 2009) IDR4,725.-

Hi/Lo (12 mo) IDR5,950/IDR4,200

Shareholder Structure

(As at 31 December 2009)

Qtel Asia                                       65.00%

Republic of Indonesia                   14.29%

Free Float                                     20.71%

IDR  to  USD Conversion

1 USD = IDR9,400 (31 December 2009)

Corporate and Bond Ratings

(at 31 December 2009)

Moodys  : Stable Outlook*

: Ba1/Local Currency Rating

: Ba1/Foreign Currency Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB+/Foreign Currency LT Debt

: BBB-/Local Currency LT Debt

Pefindo  : Negative Outlook

  idAA+/Local Currency Debt

  idAA+(sy)/Local Sukuk Ijarah

Financial Summary for the year ended 31 December 2009 (in IDR billion)

Operating Revenue

EBITDA

FY08

FY09

Change (%)

Operating Revenue

18,659.1

18,393.0

-1.4

Operating Income

4,733.3

3,213.0

-32.1

Net Income

1,878.5

1,498.2

-20.2

EBITDA**

9,289.2

8,774.4

-5.5

Balance Sheet as at 31 December 2009 (in IDR billion)

FY08

FY09

Change (%)

Total Assets

51,693.3

55,041.5

6.5

Total Liabilities

33,994.8

36,753.2

8.1

Total Stockholders Equity

17,409.6

17,957.7

3.1

Total Debt

21,756.7

25,474.4

17.1

Financial Ratios as at 31 December 2009

Formula

FY08 (%)

FY09 (%)

EBITDA** Margin

EBITDA/Operating Revenues

49.8

47.7

Interest Coverage

EBITDA/Interest Expense

522.9

485.1

Gross Debt to Equity

Gross Debt /Total Equity

125.0

141.9

Debt to EBITDA**

Gross Debt / Total EBITDA

234.2

290.3

Results Highlights

•

While YoY operating revenues showed a slight decline, 4Q2009 over 3Q2009, cellular revenues increased by 12.2%, as the company began to benefit from  its strategic shift towards a value and segmented approach to the market. The FY2009 decline in cellular revenue of 1.8% resulted from the 9.2% decrease in cellular subscribers, (from 36.5 million at the end of 2008 to 33.1 million at the end of 2009) as the company reduced calling card type behavior and focused on higher value customers.

•

Revenue from Fixed Data (MIDI) services decreased slightly by 0.5% YoY, as a result of a decrease in international & domestic leased lines. On a 4Q2009 vs. 3Q2009 basis, revenues in the segment increased by 16% owing to successful sales initiatives undertaken in 4Q2009.

•

Fixed Voice (Fixed Telecom) revenues decreased slightly by 0.1% resulting from decreased IDD outgoing revenue, largely inline with a decrease in non-Indosat originated outgoing IDD traffic.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

FULL YEAR 2009

OPERATING AND AUDITED FINANCIAL RESULTS

PT Indosat Tbk (“Indosat” or “the Company”) released its audited consolidated financial statements for the full year 2009 (“FY2009”). The financial statements have been prepared in accordance with Indonesian Generally Accepted Accounting Principles (GAAP).

STATEMENT OF INCOME

Operating revenues of IDR18,393.0 billion were recorded in FY2009, a decrease of IDR266.1 billion or 1.4% YoY.  Indosat’s Cellular, Fixed Data and Fixed Voice businesses contributed 76%, 15% and 9% respectively to consolidated operating revenues.

•

Cellular revenues decreased by 1.8% for the FY2009, attributable to a decrease of 9.2% in the subscriber base and a decline in Average Revenue Per User (ARPU) on a YoY basis.  On a quarterly basis, Cellular revenues increased by 12.2%, owing largely to the 4.4 million net customer additions in 4Q2009 and seasonal factors. Value added service revenues also increased by 18.4% YoY as a result of increased wireless broadband revenues driven by increasing demand in this segment.

•

Fixed Data (MIDI) revenues decreased by 0.5% on a YoY basis driven largely by increased competition which in turn impacted churn and declines in the tariff structure.

•

Fixed Voice (Fixed Telecom) revenues decreased by 0.1% on a YoY basis due to lower international (IDD) revenues, resulting from decreased non Indosat originated outgoing IDD traffic.

Operating expenses of IDR15,180.0 billion were recorded for the FY2009, an increase of IDR1,254.1 billion or 9.0% YoY. Much of the increase was a result of an accelerated Depreciation & Amortization charge and increased Cost of Services.

•

Depreciation and Amortization: increased by IDR1,005.5 billion or 22.1% YoY, resulting from the impact of ongoing growth of the fixed asset base and accelerated depreciation of unutilized elements of the cellular network.

•

Cost of Services: increased by IDR581.3 billion or 9.6% YoY as a result of increased government levies relating to frequency fees, the annual 3G license payment (including annual second carrier), Universal Service Obligation (USO) and concession fees. Other key drivers to the increases included site utilities, site rentals and leased circuits.

•

Personnel expenses: decreased by IDR187.4 billion or 11.4%  YoY owing to a decrease in bonus payments, income tax (decrease in the effective tax rate) and pension contributions.

•

Marketing expenses: decreased by IDR101.2 billion or 11.0% YoY driven by cost efficiencies and more targeted marketing campaigns.

•

General and Administration expenses: decreased by IDR44.0 billion or 6.0% YoY, following the implementation of a cost efficiency program designed to minimize non-operational costs.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2009 (Audited)
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollar)

Description	Years Ended			Growth (2)
	December, 31
	2008	2009
	IDR	IDR	US$ (1)
OPERATING REVENUE
Cellular	14,178.9	13,928.6	1,481.8	-1.8%
Multimedia, Data Communication, Internet (MIDI)	2,735.5	2,721.0	289.5	-0.5%
Fixed Telecommunication	1,744.7	1,743.4	185.5	-0.1%
TOTAL OPERATING REVENUE	18,659.1	18,393.0	1,956.7	-1.4%

OPERATING EXPENSES
Cost of Service	6,075.4	6,656.7	708.2	9.6%
Depreciation & Amortization	4,556.0	5,561.4	591.6	22.1%
Personnel	1,639.0	1,451.6	154.4	-11.4%
Marketing	918.1	816.9	86.9	-11.0%
General and Administration	737.4	693.4	73.8	-6.0%
TOTAL OPERATING EXPENSES	13,925.9	15,180.0	1,614.9	9.0%

OPERATING INCOME	4,733.3	3,213.0	341.8	-32.1%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange – net	(885.7)	1,656.4	176.2	-287.0%
Interest Income	460.0	139.0	14.8	-69.8%
Financing Cost	(1,858.3)	(1,873.0)	(199.2)	-0.8%
Gain (loss) on change in fair value of derivatives - net	136.6	(517.7)	(55.0)	-478.9%
Amortization of goodwill	(227.3)	(235.4)	(25.0)	3.6%
Others - net	(33.5)	(150.3)	(16.0)	-348.6%
TOTAL OTHER EXPENSES - Net	(2,408.2)	(981.0)	(104.4)	-59.3%

INCOME BEFORE INCOME TAX	2,325.1	2,232.0	237.4	-4.0%

INCOME TAX EXPENSE - Net	(419.8)	(677.3)	(72.0)	61.3%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(26.8)	(56.5)	(6.0)	110.8%

NET INCOME	1,878.5	1,498.2	159.4	-20.2%
1) Translated into U.S. dollars using IDR9,400 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
2) Percentage changes may vary due to rounding.

Other expenses: decreased by IDR1,427.2 billion or 59.3%  YoY driven primarily by foreign exchange movements.

•

Gain on Foreign Exchange-Net and Loss on change in fair value of Derivatives-Net: Indosat recorded a net foreign exchange gain in FY2009 of IDR1,656.4 billion versus a loss of IDR885.7 billion in the prior year. This gain was driven primarily by the strengthening of the Rupiah against the US Dollar. Indosat also recorded a loss on the change in fair value of derivatives in FY2009 of IDR517.7 billion, compared to the gain on change in fair value of derivative of IDR136.6 billion on prior year.

•

Financing costs: increased slightly by IDR14.7 billion or 0.8% YoY as a result of higher overall debt.

•

Interest income: decreased by IDR321.1 billion or 69.8% YoY as a result of lower average cash balances and lower average interest rates.

Balance Sheet

Total assets increased by 6.5% to IDR55,041.5 billion.

Total liabilities increased by 8.1% to IDR36,753.2 billion.

Total stockholder equity increased by 3.1% to IDR17,957.7 billion.

•

Current assets decreased by 26.3% to IDR7,139.6 billion, resulting from capital expenditure payments related to expansion of the network.

•

Non-current assets (property and equipment) increased by 14.0% to IDR47,901.9 billion, driven largely by additional cellular and satellite assets.

•

Current liabilities increased by 22.4% to IDR13,068.1 billion as a result of some of the long term liabilities becoming current in the period.

•

Non-current liabilities increased by 1.6% to IDR23,685.1 billion, as a result of additional credit facilities from BCA, Mandiri, HSBC, Sinosure, Coface, EKN and additional from the Indosat bond VII and Sukuk Ijarah IV.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009 (Audited)
(Expressed in Billions of Indonesian Rupiah and Millions of US Dollar)
Description	2008	2009		Growth (2)
	IDR	IDR	US$ (1)
ASSETS
Current Assets	9,691.8	7,139.6	759.5	-26.3%
Non Current Assets	42,001.6	47,901.9	5,095.9	14.0%
TOTAL ASSETS	51,693.3	55,041.5	5,855.5	6.5%

LIABILITIES
Current Liabilities	10,675.2	13,068.1	1,390.2	22.4%
Non-Current Liabilities	23,319.5	23,685.1	2,519.7	1.6%
TOTAL LIABILITIES	33,994.8	36,753.2	3,909.9	8.1%

MINORITY INTEREST	288.9	330.6	35.2	14.4%
TOTAL STOCKHOLDERS' EQUITY	17,409.6	17,957.7	1,910.4	3.1%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	51,693.3	55,041.5	5,855.5	6.5%
1) Translated into U.S. dollars using IDR9,400 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
2) Percentage changes may vary due to rounding.

Cash Flows and Capital Expenditure

New commitments for capital expenditures (purchase orders and purchased requests), in the FY2009 was IDR6,930.2 billion (US$737 million). Of this amount, 76% was allocated to cellular, with the balance allocated to fixed telecom, fixed data, infrastructure and IT.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2009 (Audited)
(Expressed in Billions of Indonesian Rupiah and Millions of U.S Dollars)
Description	2008	2009
	IDR	IDR	US$ (1)
Net Cash Provided by Operating Activities	6,513.3	4,051.2	431.0
Net Cash Used in Investing Activities	(10,286.8)	(10,670.7)	(1,135.2)
Net Cash Provided by Financing Activities	1,458.5	3,724.7	396.2
Net Increase (Decrease) in Cash and Cash Equivalents	(2,315.1)	(2,894.8)	(308.0)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,053.0	5,737.9	610.4

Beginning Balance of Cash and Cash Equivalents of Liquidated Subsidiary	-	(7.0)	(0.7)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,737.9	2,836.0	301.7
1) Translated into U.S. dollars using IDR9,681 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

STATUS OF DEBT

Total outstanding debt: As at 31 December 2009, the Company had total outstanding debts of IDR25,474.4 billion. The Company has hedging facilities in place covering USD509.0 million or 43.7% of the Company’s USD denominated bonds and loans. The Company’s cash position as at 31 December 2009 stood at IDR2,836.0 billion and net debt at IDR22,638.4 billion. The composition of Indosat debt is as follows:

▪

55.6% or IDR14,161.6 billion in loans

▪

44.4% or IDR11,312.8 billion in bonds

    Currency breakdown of total debt as follows:

▪

57.6% Indonesian Rupiah denominated

▪

42.4% US Dollar denominated

LOANS AND BONDS PAYABLE
Facility	Amount	Maturity	Interest Rate

Indosat
IDR Bond (IDR Million)
Bond II	200	2032	Series B Fixed 16% p.a
Bond III	640	2010	Series B Fixed 12.875% p.a
Bond IV	815	2011	Fixed 12.0% p.a
Bond V	2,600	2014&2017	Series A Fixed 10.2% p.a and Series B Fixed 10.65% p.a
Bond VI	1,080	2013&2015	Series A Fixed 10.25% p.a and Series B Fixed 10.8% p.a
Bond VII	1,300	2014&2016	Series A Fixed 11.25% p.a and Series B Fixed 11.75% p.a
USD Bond (USD Million)
Guaranteed Notes I	234.74	2010	Fixed 7.75% p.a
Guaranteed Notes II	109.41	2012	Fixed 7.125% p.a
Sharia Bond (IDR Billion)
Syariah Ijarah I	285	2011	Fixed Ijarah Return amounting to IDR8.55 payable on a quarterly basis
Sukuk Ijarah II	400	2014	Fixed Ijarah Return amounting to IDR10.20 payable on a quarterly basis
Sukuk Ijarah III	570	2013	Fixed Ijarah Return amounting to IDR14.61 payable on a quarterly basis
Sukuk Ijarah IV	200	2014&2016	Fixed Ijarah Return amounting to IDR0.79 and IDR5.05 payable on a quarterly basis for Series A and B respectively
IDR Loan (IDR Billion)
Mandiri Loan 1	1,600	2012	Fixed rate of 9.75% and 10.5% for the First 2 years, floating rate 3 month JIBOR + 1.5% for the following year
Mandiri Loan 2	1,000	2014	Floating Rate based on 3 Month JIBOR + 4% p.a
BCA Loan 1	1,600	2012	Fixed rate of 9.75% and 10.5% for the First 2 years, floating rate 3 month JIBOR + 1.5% for the following year
BCA Loan 2	500	2012	Floating Rate based on 3 Month JIBOR + 2.25% p.a
BCA Loan 3	1,000	2014	Floating Rate based on 3 Month JIBOR + 4% p.a
DBS Loan	450	2013	Fixed rate of 9.7% and 10.4% for the First 2 years, floating rate prevailing annual interest rate of 3 months Certificates of Bank Indonesia +1.5% for the following year
Goldman Sachs International (GSI)	434.3	2013	Fixed annual rate 8.75% times IDR434.3 billion. Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of the 5th year
Facility	Amount	Maturity	Interest Rate
USD Loan (USD Million)
Finnish Export Credit Facility	11.40	2011	Fixed 4.15% p.a
HSBC France - Coface	157.19	2019	Fixed 5.69% p.a
9 Year Commercial Facility	25.69	2016	Floating Rate based on US LIBOR + 1.45% p.a
HSBC France - Sinosure	44.20	2019	Floating Rate based on US LIBOR + 0.35% p.a
Syndicated USD Loan Facility	450.00	2013	Floating Rate based on 6m US LIBOR + 1.85% p.a
EKN Loan	131.64	2016	Floating Rate based on 6m US LIBOR + 2.87% p.a over USD 92.86; Fixed Rate 4.26% over USD 38.79
Lintasarta
IDR Bond (IDR Billion)
Limited Bond I *	17.0	2012	Floating maximum 19% p.a and minimum 12.75% p.a
Limited Bond II *	25.0	2012	Floating maximum 19% p.a and minimum 12.75% p.a
IDR Loan (IDR Billion)
Facility 5 From Niaga	24.9	2011	Annual Rate of 1-month Certificated of Bank Indonesia + 2.25% p.a
Facility 6 From Niaga	23.8	2012	Fixed 14.5% p.a

* After elimination of limited bonds issued to the Company

Total maturing debt: in 2010, the Company has debts of IDR1,610 billion and US$290.5 million coming to maturity.

DEBT MATURITY IN 2010

Maturity 2010	Facility	Amount
		USD	IDR
1Q2010	BCA Loan 2 installment		100,000,000,000
	DBS Loan installment		50,000,000,000
	Credit Facility 5 Niaga Inst.		5,000,000,000
	HSBC France – Coface inst.	7,859,335
	HSBC France – Sinosure inst.	2,210,000
2Q2010	Credit Facility 5 Niaga Inst.		5,000,000,000
	BCA Loan 3 installment		100,000,000,000
	9 Year Commercial Facility inst.	1,351,850
	EKN Loan installment	7,142,857
	FEC installment	3,800,000
3Q2010	Credit Facility 5 Niaga Inst.		5,000,000,000
	BCA Loan 1 installment		300,000,000,000
	Mandiri Loan 2 installment		100,000,000,000
	Mandiri Loan 1 installment		300,000,000,000
	HSBC France – Coface inst.	7,859,335
	HSBC France – Sinosure inst.	2,210,000
	EKN installment	2,770,536
4Q2010	Credit Facility 5 Niaga Inst.		5,000,000,000
	Bond IIIB		640,000,000,000
	9 Year Commercial Facility inst.	1,351,850
	Guaranteed Notes I	234,747,000
	EKN installment	7,142,857
	FEC installment	3,800,000

OPERATIONAL RESULTS

Cellular

Total Subscriber Base

As at 31 December 2009 the Company’s cellular subscriber base stood at 33.1 million: a reduction of 3.4 million subscribers YoY, as a result of the continued focus on reducing calling card-type behavior within the subscriber base. The change in subscriber numbers has been a focused strategic shift for the business and importantly, Indosat’s customer base has been showing positive growth since 3Q2009, with 4.4 million net additions during 4Q2009 alone.

ARPU

ARPU for cellular customers at year end 2009 was IDR37,330, a decline of 3.4% YoY as a result of continued competitive price dynamics in the industry, coupled together with the impact of lower interconnection charges which came into effect in April 2008.

MOU

Minutes of Usage (MOU) increased to 102 minutes, (an increase of 4.1% compared to FY 2008) as a result of focused promotions aimed at stimulating value accretive usage patterns.

RPM

Revenue Per Minute (RPM) decreased to 220 (a decrease of 23.4% compared to FY 2008) as a result of continued price competition in the industry. In line with a balanced value driven strategy, Indosat RPM is still amongst the highest in the industry.

FIXED DATA (MIDI)
	Unit	FY-08	FY-09	Change %
Indosat
Wholesale
International High Speed Leased Circuit	cct/64k	45,594	80,048	75.57%
Domestic High Speed Leased Circuit	cct/64k	129,315	170,844	32.11%
Satellite Transponder Leased (external usage)	Number	17.2	20.5	19.22%
Datacomm
International High Speed Leased Circuit	cct/64k	1,482	812	-45.21%
Domestic High Speed Leased Circuit	cct/64k	14,056	16,555	17.78%
Frame Relay	Port	494	356	-27.94%
IPVPN	cct/64k	18,114	16,476	-9.04%
Lintasarta
High Speed Leased Line	link	906	752	-17.00%
Frame Relay	access	4,431	4,046	-8.69%
VSAT	terminal	2,564	3,075	19.93%
IPVPN	link	6,182	7,308	18.21%
IM2
Internet Dial Up	user	13,142	9,291	-29.30%
Internet Dedicated	link	1,665	884	-46.91%
IPVPN	link	562	447	-20.46%

Indosat continues to offer high quality services with advanced technological solutions such as IPVPN and Ethernet for high-value customers

Fixed Telecommunications

	Unit	FY-08	FY-09	Change %
IDD
Outgoing Traffic	min	473,991,957	502,031,713	5.92%
Incoming Traffic	min	1,484,450,321	1,486,213,187	0.12%
Total Traffic	min	1,958,442,278	1,988,244,900	1.52%
I/C Ratio		3.1	3,0	-4.21%

Fixed Wireless
Prepaid	subs	681,362	525,391	-22.9%
Postpaid	subs	80,227	68,742	-14.3%
Total Subscribers	subs	761,589	594,133	-22.0%

ARPU Prepaid	IDR	17,955	23,207	29.3%
ARPU Postpaid	IDR	94,555	69,160	-26.9%
ARPU Blended	IDR	22,858	28,402	24.3%

Indosat continues to increase its IDD traffic despite challenging economic conditions as a result of the global financial crisis.

MARKETING ACTIVITIES

Cellular

•

November 2009 - Indosat launched a Bonus SMS Program for new IM3 and Mentari customers.

•

December 2009 - Indosat launched Prepaid Broadband services for IM3 and Mentari customers allowing them to access internet with high speed up to 2Mbps.

Fixed Voice (Fixed Telecommunications).

•

In the fourth quarter of 2009, Indosat added 12 new cities to its existing StarOne coverage, mostly in East Java Region. Additional cities include Jember, Probolinggo, Lumajang, Banyuwangi, Puger, Nganjuk, Ponorogo, Tuban, Bojonegoro, Lamongan, Sampang and Pamekasan bringing the total number of cities with StarOne coverage to 82.

NETWORKS

Cellular (GSM) Network***. The Company operated 16,353 BTSs as at 31 December 2009, including 2G and 3G BTSs or added 2,691 BTSs compared to the same period of last year.

As at December 31	2008	2009	Additional
Base Transceiver Stations (BTS)	13,662	16,353	2,691
Base station controllers (BSC)	265	315	50
Mobile switching centers (MSC)	73	95	22

Fixed Wireless (CDMA) Network***. As at 31 December 2009, the Company operated 1,421 BTSs, 31 BSCs and 8 MSCs.

Satellite Network. In August 2009, Indosat launched the Palapa D satellite from Xi Chang, China in order to ensure continuous service coverage as the Palapa C2 satellite nears the end of its service life.  The satellite experienced an under performance of launch vehicle during its placement into its intended orbital position. Consequently its orbital lifetime has been reduced from 15 to 10.77 years, and an insurance claim as a loss compensation for the decrease in the satellite’s useful life has been settled early in 1Q2010.

The new satellite has wider coverage than Palapa C2 and has 40 transponders, which can service broadcasters, cellular backhaul, data communication, internet access in addition to Direct To Home services.

Submarine Cable Network. The Jakabare submarine cable system was completed at the end October 2009, which provides Indosat with an additional 80 Gbps (total 160 Gbps) capacity with direct connections from Jakarta, Pontianak, Batam and to Singapore. This new submarine cable provides more capacity and redundancy to the existing SEA-ME-WE 3 submarine cable system and has been designed to have a total theoretical capacity of more than 1.2 Terra Bytes Per Second.

About Indosat

Indosat is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depositary Shares are listed in the New York Stock Exchange (NYSE:IIT).

*Changed to Negative Outlook effective 10 March 2010

**EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

***Previously, newly-built or newly-acquired BTSs which are not yet in operation were included in the number of owned BTSs reported by the Company (the “Prior Computation”).  Going forward, the Company intends to include newly-built or newly-acquired BTSs in the number of owned BTSs in its reports only when such BTSs are actually put in operation (the “New Computation”).  Under the New Computation included above, the Company owned 13,662 and 16,353 GSM BTSs as of December 31, 2008 and 2009, respectively.  Under the Prior Computation, the Company would have reported that it owned 14,162 and 16,804 GSM BTSs for the same periods. Under the New Computation included above, the Company owned 1,018 and 1,421 CDMA BTSs as of December 31, 2008 and 2009, respectively.  Under the Prior Computation, the Company would have reported that it owned 1,454 and 1,505 CDMA BTSs for the same periods.

Endnotes

Investor Relations

PT Indosat Tbk - Indonesia

Ph: +62 21 3869615/30003001

Fax: +62 21 30003757

E-mail: investor@indosat.com

http://www.indosat.com

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